

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Wei Zhou
Chief Financial Officer
Charm Communications Inc.
Legend Town, CN01 Floor 4
No.1 Ba Li Zhuang Dong Li, Chaoyang District
Beijing 100025, PRC

>   **Re: Charm Communications Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed April 27, 2012**
>   **Form 6-K**
>   **Filed August 24, 2012**
>   **File No. 001-34701**

Dear Mr. Zhou:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Cover

1. Your cover page indicates that your jurisdiction of incorporation or organization is the People's Republic of China. However, you state on page 58 and elsewhere in your filing that you are incorporated in the Cayman Islands. Please advise or revise.

Risk Factors, page 4

2. Please revise your Risk Factors section to include a separate risk factor discussing the

potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

3. Please include risk factor disclosure, if applicable, regarding the risks associated with new or changing regulatory restrictions on satellite television. We note your references to the impact of such regulations on your business in your earnings calls for 2012.

"If the PRC government determines that the agreements that establish…" page 17

4. We note your statement that Charm Media Co., Ltd. and Shang Xing Media Co., Ltd have acquired licenses for the provision of advertising services in China as well as your disclosure that "[f]rom 2011, we have begun operating the majority of our business through these two new entities." Please explain how these entities comply with the PRC regulations with respect to the provision of advertising services by foreign entities. We also note your statement that you "have been and are expected to continue to be dependent on variable interest entities to operate" your advertising service business. Please explain why, if you are able to conduct your advertising business through Charm Media Co., Ltd. and Shang Xing Media Co., Ltd in which you have an indirect equity interest, you would continue to utilize the variable interest entity structure for your operations.

"The nominee shareholders of the variable interest entities may have potential conflicts of interest with us," page 19

5. Please expand this risk factor, if applicable, to identify any other officers and directors who are shareholders of your variable interest entities and state the percentage ownership Mr. He Dang and Ms. Qingmei Bai , the nominee shareholders of the variable interest entities, the legal shareholders, hold in those entities. Please revise your disclosure to disclose that the interests of Mr. Dang, as the chairman and chief executive officer of Charm Communications (as well as any other officers or directors of Charm Communications identified in response to this comment), may not be aligned with the unaffiliated public security holders of Charm Communications due to his holdings of the operational companies. Explain whether or not a separate fiduciary without any such conflicts serves as the fiduciary of the public unaffiliated security holders of Charm Communications. State whether or not this fiduciary is considered wholly independent of Mr. Dang and the factors by which you have determined such fiduciary to be independent, including a discussion of factors that may contraindicate any such independence. Finally, discuss whether there would be any effective way for any independent directors or the other shareholders of your company to prevent the parties with dual roles from making decisions on behalf of your company that may favor themselves as shareholders of the VIE.

6. Please explain the current and historical role of Ms. Qingmei Bai at the VIEs and tell us any other role of Ms. Qingmei Bai with the company or VIEs or relationships with the Officers or Directors of the company or VIEs, other than nominee shareholder of the VIEs.

"The effectiveness of the share pledges in our equity pledge agreements…," page 21

7. We note your statement that the equity pledges for Beijing Charm Culture Co. Ltd have not been registered with the SAIC. Please explain why they have not been registered and what actions, if any, the parties are taking to register these pledges.

"Governmental control of currency conversion may affect the value of your investment," page 24

8. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries. Include discussion of how Circular 45 operates in conjunction with existing Circular 142.

9. Please tell us whether the business scopes of your PRC subsidiaries include equity investments. If they do not, please expand this risk factor to explain how this limitation will affect Charm Communication's ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Charm Communication's PRC subsidiaries. Disclose your use of such Renminbi converted from foreign currency denominated capital.

Information on the company, page 30

10. Please expand your disclosure to provide a brief summary of the contractual arrangements governing your joint ventures. Your disclosure should address the economic terms with respect to each of these joint ventures.

Regulations on the Television Industry, page 45

11. We note your disclosure regarding the requirement that you register with SAIC to obtain or update your business license. Please clarify whether you have completed this registration or updated your business license with respect to each entity.

Dividend Distribution, page 47

12. Tell us how the payment of dividends by the VIEs to your controlling shareholder

complied with these restrictions.

Organizational Structure, page 48

13. Revise your organizational chart to reflect the names of the shareholders of your variable interest entities and of the other equity owners of your joint ventures, as well as such parties' percentage ownership. Include, in footnote disclosure, the officers and directors present at each entity, noting any relationships between and among the individuals at the various entities.

14. Please revise to identify certain of your VIEs that are no longer active and when they ceased operations per your disclosures herein and elsewhere in the filing.

15. Please clarify whether Nanning Jetlong has received any of the quarterly service fees contemplated by the Exclusive Technology Support Agreement.

16. Please revise your disclosure to address the fact that the primary remedy under the equity pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Charm Communications' receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

Revenues, page 54

17. Per your disclosure on page F-13, your VIE revenues accounted for only 13% of your total revenues in 2011 compared to 98% and 99% during 2009 and 2010 respectively. We further note on page F-32 that you started to use WFOEs for substantive operations in 2010 and terminated your contractual arrangements with certain VIEs "to simplify the Group's structure." Please advise or revise as follows:

    - on page 48, you stated that NJTC ("Nanning Jetlong"), the WFOE controlling the VIEs, is ineligible to apply for the required advertising license. Please explain to us why you terminated the VIEs which had generated most of your advertising revenues when the WFOE which controls them is not licensed to provide advertising services.

    - provide an MD&A overview explaining the change in your business model and explain how the VIEs' customer relationships and agreements with television stations were transitioned to (other) WFOEs, if at all.

    - if the WFOEs did not assume these relationships and agreements, please expand your disclosures to quantify the revenues related to the terminated customer relationships for each period presented.

Media Investment Management, page 55

18. As disclosed, you did not renew your agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012 after evaluating their profitability and risk. Tell us whether the non-renewal was also related to the termination of your VIEs. Please disclose what percent of your revenues were derived from these arrangements during each period presented in order that your investors may better understand the impact of the contract loss in future periods.

Revenue Recognition. Media Investment Management, page 59

19. Please tell us and clarify how a client's utilization of the advertisement time or right results in the completion of the earnings process and if it is the same as when the advertising is aired.

Operating Activities, page 71

20. We note that the increase in your accounts receivable from $63.7 million in 2010 to $106.4 million in 2011 was mainly due to the increase in media investment revenue from Hubei Economics Provincial TV ("Hubei") which has a relatively longer accounts receivable collection period during its ramp up stage. Please tell us what you mean by a ramp up stage, how much Hubei owes you, what your collection terms are, and how you deemed that collectability is assured.

Share Ownership, page 82

21. Please revise the notes of your shareholders table to include natural persons. We note for example, that Chaview Investments Limited appears to be an affiliated entity of Mr. He Dang, per your disclosure on page 84.

Item 15. Controls and Procedures, page 97

22. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

23. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

24. If you have an internal audit function, please describe it and explain how, if at all, that

function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

25. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

26. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

27. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

28. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with

the evaluation of internal control over financial reporting for the most recent fiscal year end.

29. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

30. We note that Andrew Rickards is your audit committee financial expert. Please describe his qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Consolidated Statements of Changes in Equity and Comprehensive Income, page F-6

31. We note your disclosure on page F-52 that there were no appropriations to reserves by the Company other than the Company's VIEs in the PRC during any of the years presented. Since you consolidated the VIEs, please revise the Consolidated Statements of Changes in Equity and Comprehensive Income to reflect appropriations to such reserves. Refer to ASC 505-10-45-3.

10. Dividends Payable, page F-32
21. Related Party Transactions, page F-49

32. With regard to the terminated contractual arrangements with certain inactive VIEs and related disclosure on page F-13, please tell us the following:

- If and when you deconsolidated such inactive VIEs and how the deconsolidation impacted the financial statements. Per page F-3, it appears that VIE liabilities without recourse to the Company remained consolidated in your 2010 and 2011 balance sheets despite NJTC's termination of the VIE contractual arrangements in May 2010.

- Why the dividends were paid only to your controlling shareholder. It is unclear whether your controlling shareholder was the sole shareholder of the VIEs that declared such dividends.

- Whether your controlling shareholder or any of his affiliates is also a controlling or sole shareholder of the WFOE or the VIEs.

- How you accounted for the payment of dividends from the inactive VIEs in your financial statements. We note that it is not reflected in the Statements of Changes in Equity and Comprehensive Income.

- How the payment of dividends from the inactive VIEs to your controlling shareholder out of the VIEs' remaining cash balances was prioritized over the settlement of the VIEs' remaining liabilities (as parenthetically reported on page F-3).

Form 6-K filed August 24, 2012
Exhibit 99.1

Second Quarter 2012 Results

33. We note that you attribute the revenue decrease in your media investment management business to the "dropping of several media assets in order to modify the Company's media inventory mix and reduce risks associated with uncertainties in the satellite market following the … regulatory changes." Please tell us the nature of the change in your media inventory mix. Please disclose the nature of "regulatory changes" which do not appear to have been reported in your Form 20-F and their impact on your media investment management revenues.

Condensed Consolidated Statements of Operations

34. On page 70 of your Form 20-F, you reported that you are obligated for payments of approximately $114.6 million under your agreements with television stations. Tell us whether you expect to recover the cost of this arrangement during 2012. In this regard, we note that your media investment management revenues during 2012 have significantly declined compared to the same periods in 2011.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director